CapLease, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges

(dollars in thousands)	Three Months Ended June 30,		For the Six Months Ended June 30
	2009	2008	2009	2008
Earnings:
Net income	$6,666	$(531)	$2,734	$(2,372)
Interest expense	22,673	24,383	45,734	48,922
Less: Interest capitalized during the period Note (A)	–	–
Portion of rental expense representing interest	47	55	95	112
Total earnings	$29,386	$23,907	$48,564	$46,662

Fixed Charges:
Interest expense	$22,673	$24,383	$45,734	$48,922
Interest capitalized during the period	–	–	–	–
Portion of rental expense representing interest	47	55	95	112
Total	$22,720	$24,438	$45,830	$49,034

Ratio of Earnings to Fixed Charges	1.29	0.98	1.06	0.95

CapLease, Inc. and Subsidiaries
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(dollars in thousands)	Three Months Ended June 30,		For the Six Months Ended June 30
	2009	2008	2009	2008
Earnings:
Net income	$6,666	$(531)	$2,734	$(2,372)
Interest expense	22,673	24,383	45,734	48,922
Less: Interest capitalized during the period Note (A)	–	–
Portion of rental expense representing interest	47	55	95	112
Total earnings	$29,386	$23,907	$48,564	$46,662

Combined Fixed Charges and Preference Dividends:
Interest expense	$22,673	$24,383	$45,734	$48,922
Interest capitalized during the period	–	–	–	–
Portion of rental expense representing interest	47	55	95	112
Preferred Stock Dividends	711	711	1,422	1,422
Total	$23,431	$25,149	$47,252	$50,456

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.25	0.95	1.03	0.92

Note (A)  Interest capitalized during the period is deducted because fixed charges includes all interest, whether capitalized or expensed. Only fixed charges that were deducted from income should be added back in the earnings computation.